[Reference Translation]

Cover page

Filing Document:	Report on Amendment No. 3
Based on:	Article 27-25, Paragraph 1 of the Financial Instruments and Exchange Act
Filed with:	Director of Tokai Local Finance Bureau
Name:	Akio Toyoda, President, Toyota Motor Corporation
Address or Location of Head Office:	1 Toyota-cho, Toyota City, Aichi Prefecture
Effective Date of Reporting Duty:	November 26, 2010
Filing Date:	February 1,2010
Total Number of Filers and Joint Holders (persons):	1
Filing Method:	Other
Reason for Filing of Report on Amendment:	Increase of 1% or more of the percentage of the shares, etc. held Increase of Joint Holder

I.	Matters Regarding Issuer

Name of Issuer	SHIROKI CORPORATION
Code Number	7243
Listed / Over-the-counter	Listed
Financial Instruments Exchange(s) on which the relevant securities are listed	Tokyo, Nagoya

II.	Matters Regarding the Filer

1. Filer (Bulk Holder)/1
(1) Profile of Filer
[1] Filer (Bulk Holder)
Individual / Judicial person	Judicial person (Joint stock company)
Name	Toyota Motor Corporation
Address or Location of Head Office	1 Toyota-cho, Toyota City, Aichi Prefecture
Former Name
Former Address or Location of Head Office

[2] Individual
Date of Birth
Occupation
Name of Company
Address of Company

[3] Judicial Person
Date of Incorporation	August 27, 1937
Name of Representative	Akio Toyoda
Title of Representative	President
Business Purposes	Manufacture, sale, leasing and repair of motor vehicles, ships, aircraft, other transportation machinery and apparatus, space machinery and apparatus, and parts thereof, etc.

[4] Place to Contact
Place to Contact and Name of Person in Charge	Yuji Maki, Project General Manager, Accounting Division
Telephone Number	0565-28-2121

(2) Holding Purposes
For strategic investment (maintenance and development of the business relationship)

(3) Material Proposals, etc.
Not Applicable.

(4) Breakdown of Stock, etc. Held by Filer
[1] Number of Stock, etc. Held
	Main Text of Article 27-23, Paragraph 3		Article 27-23, Paragraph 3, Item 1	Article 27-23, Paragraph 3, Item 2
Shares / Investment Securities, etc. (shares / units)		17,591,851
Certificate of Stock Acquisition Rights (shares)	A		－	H
Bonds with Stock Acquisition Rights (shares)	B		－	I
Covered Warrants relating to Subject Securities	C			J
Depositary Receipts Representing Ownership Interest in Shares
Other Related Depositary Receipts	D			K
Beneficiary Certificates for Shares Trust
Beneficiary Certificates for Equity Securities Trust	E			L
Bonds Redeemable by Subject Securities	F			M
Shares Convertible to Other Company’s Shares, etc.	G			N
Total (shares / units)	O	17,591,851	P	Q

Number of Shares, etc., which were Transferred through a Margin Transaction and which are to be Deducted	R
Number of Shares, etc., with respect to which Certain Rights such as Claim for Delivery are Granted between Joint Holders and which are to be Deducted	S
Number of Shares, etc. Held (Total) (O+P+Q-R-S)	T	17,591,851
Number of Potentially Diluted Shares Held (A+B+C+D+E+F+G+H+I+J+K+L+M+N)	U

[2] Percentage of Shares, etc. Held
Total Number of Issued Shares, etc. (shares / units) (as of November,26 2010)	V	89,003,624
Percentage of Shares, etc. Held by the Above-described Filer (%) (T/(U+V)×100)		19.77
Percentage of Shares, etc. Held Stated in the Preceding Report (%)		16.93

(5)	Conditions concerning Acquisition or Disposal during the Last Sixty (60) Days of Shares, etc. Issued by Issuing Company
Date	Kind of Stock, etc.	Number	Percentage	Whether on or outside the Market	Acquisition / Disposal	Unit Price
November 26, 2010	Shares of common stock	2,524,000	2.84	Outside the Market	Acquisition	JPY 222

(6)	Material Agreements Including Security Agreements Related to Shares, etc.
Toyota Motor Corporation agreed under the Purchase Agreement dated November 26, 2010 that the Purchaser will purchase 2,524,000 shares of SHIROKI CORPORATION’s common stock from TOKYU CORPORATION.  Under this Purchase Agreement, the delivery date of these shares shall be set within 30 days from the date on which procedures set forth in related laws and regulations, and separately from the execution of the Purchase Agreement, shall be agreed upon between the Seller and the Purchaser.

(7)	Funds for Acquisition of Shares, etc. Held
[1] Breakdown of Funds for Acquisition
Amount of Own Funds (W) (JPY 1,000)	2,052,093
Total Amount of Borrowed Funds (X) (JPY 1,000)
Total Amount of Other Funds (Y) (JPY 1,000)
Breakdown of Above (Y)
Total Amount of Funds for Acquisition (JPY 1,000) (W+X+Y)	2,052,093

[2] Breakdown of Borrowings
Name (Name of Branch)	Type of Business	Name of Representative	Location	Purpose of Borrowing	Amount (JPY 1,000)
Not Applicable.

[3] Name, etc. of Lender
Name (Name of Branch)	Name of Representative	Location
Not Applicable.